UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number: 1-36780

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TopBuild Corp. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TopBuild Corp.

475 North Williamson Boulevard

Daytona Beach, Florida 32114

TOPBUILD CORP. 401(k) PLAN

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of the TopBuild Corp. 401(k) Plan and the Audit Committee of the TopBuild Corp.:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the TopBuild Corp. 401(k) Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.   We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditors since 2017.

/s/ FRAZIER & DEETER, LLC

Tampa, FL

June 28, 2018

TOPBUILD CORP. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS
Investments, at fair value	$251,752,219	$211,469,849
Receivables:
Notes receivable from participants	6,744,905	6,040,800
Participant contributions	409,456	360,524
Employer contributions	169,891	163,724
Other receivables	—	5,666
Total receivables	7,324,252	6,570,714
Total assets	259,076,471	218,040,563

LIABILITIES
Excess contributions payable	332,253	460,900
Net assets available for benefits	$258,744,218	$217,579,663

The accompanying notes are an integral part of the financial statements.

TOPBUILD CORP. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2017

Additions:
Investment activity:
Net appreciation in fair value of investments	$29,862,658
Interest and dividend income	10,277,961
Total investment activity	40,140,619
Participant contributions	18,578,482
Employer contributions	4,096,534
Participant rollover contributions	1,331,802
Interest income on notes receivable from participants	208,918
Total additions	64,356,355

Deductions:
Benefit payments	(23,168,730)
Administrative and other expenses	(23,070)
Total deductions	(23,191,800)

Net increase in assets	41,164,555

Net assets available for benefits:
Beginning of year	217,579,663
End of year	$258,744,218

The accompanying notes are an integral part of the financial statements.

1. DESCRIPTION OF PLAN

The following description of the TopBuild Corp. (the “Company”, “we”, “our” or “TopBuild”) 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General.  The Plan is a defined contribution plan covering hourly and salaried employees of the Company’s operating and administrative subsidiaries, not otherwise covered under a collective bargaining agreement.  Eligible employees may participate in the Plan on their date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by the 401(k) Oversight Committee (the “Committee”).  The Committee has overall responsibility for the operation and administration of the plan.  The Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

TopBuild is a Delaware corporation formed on June 30, 2015 and is listed on the NYSE under the ticker symbol “BLD”. The Plan was established effective July 1, 2015.

Contributions.  Participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan. Newly eligible employees are automatically enrolled in the Plan at a deferral rate of three percent of eligible compensation until the employee changes this election. All employees who are eligible to participate under this Plan and who have attained the age of 50 before the close of the Plan year shall be eligible to make catch-up contributions.  Participants may also make rollover contributions representing distributions from individual IRAs, SEPs, 403(b) and 457 plans or other employers’ tax-qualified plans.  The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan.  These Company contributions, if applicable, may vary by division or subsidiary and are invested pursuant to the participant’s investment election.  Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.  Participants may direct contributions in one percent increments in any of the various investment options.  These options include professionally managed mutual funds, a stock fund, collective trust funds and a brokerage account which allows participants to buy, sell, or trade most publicly listed common stocks, corporate and government bonds or certificates of deposit.  These options vary in their respective strategies, risks and goals.  Participants may change their investment options daily.

Participant Accounts.  Each active participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions (if applicable), and (b) investment earnings, as defined in the Plan.  Plan administrative expenses are currently paid by the Company and not charged to participants’ accounts.  Certain expenses may be incurred by individual participants for special services relating to their accounts.  These costs are charged directly to the individual participant’s account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeited Employer Contributions.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting conditions may vary by division or subsidiary, but generally, Company matching contributions, plus earnings thereon, are subject to one year cliff-vesting for employees who started on or after April 1, 2016.  For those employees who started prior to April 1, 2016, Company matching contributions vest immediately.  Participants are also immediately 100 percent vested upon death or disability, or at retirement.  Any forfeited amounts are used to reduce administrative expenses or employer contributions.    Accumulated forfeitures at December 31, 2017, and 2016, were $235,288 and $73,515, respectively. During the year ended December 31, 2017, the Plan utilized $143,232 of forfeited nonvested accounts to reduce employer contributions.

Stock Fund.  The Plan allows participants to invest in the common stock of the Company through the TopBuild Corp. company stock fund (the “TopBuild Stock Fund”).  Participants may not direct more than 25 percent of their contributions into the TopBuild Stock Fund and may not exchange more than 25 percent of their investments into the TopBuild Stock Fund.  The TopBuild Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

Each participant who has an interest in the TopBuild Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her TopBuild Stock Fund account and is notified by the Trustee, Fidelity Management Trust Company (“Fidelity”) as defined by the Plan, prior to the time that such rights are to be exercised.  If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

Notes Receivable from Participants.  Generally, participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan.  Loan terms generally range from 1-5 years, or up to 15 years in the case of a principal residence loan.  Loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the last business day of the month prior to the date of the loan application.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits.  Generally, after separation from service due to termination, death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account either in a single lump-sum amount or in annual installments over a period not to exceed five years.  In-service and hardship withdrawals are distributed in a single payment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan’s financial statements and accompanying footnotes and schedules are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Accounting.  The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates.    The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of additions and deductions during the reporting period.  Actual results could differ from these estimates and assumptions.

Risks and Uncertainties.    The Plan provides for various investment options in mutual funds and other investment securities.  Investment securities are exposed to various risks, including interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of certain investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition.    Investments are stated at fair value using quoted market prices at December 31, 2017, and 2016.

Purchases and sales of investments are reflected on a trade date basis.  Interest income is recognized on the accrual basis of accounting.  Dividend income is recorded on the ex-dividend date and is allocated to participants’ accounts on the date of payment.  Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation of those investments.

Fair Value Measurement.  The Plan follows fair value guidance provided in Accounting Statement Codification (“ASC”) 820 – Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  The guidance defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  Further, it defines a fair value hierarchy, as follows:  Level 1 inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.  The asset or liability’s level within the fair value hierarchy is based on the lowest level of any significant input used to measure its fair value.

Excess Contributions Payable.    Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.  The Plan distributed the 2017 excess contributions to the applicable participants prior to March 31, 2018.

Notes Receivable from Participants.    Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent notes receivable from participants are recorded as benefit payments based upon the terms of the Plan.

Payment of Benefits.  Benefits are recorded when paid.

Expenses.  Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.  Investment related expenses are included in net appreciation of fair value of investments.  During 2017, an unallocated revenue credit account was established.  Accumulated amounts in the participant revenue credit account at December 31, 2017 and 2016 were $86,600 and $0, respectively.  No amounts were allocated during 2017.

Recently Issued Accounting Pronouncements.   There have not been any new accounting standards issued or proposed by the Financial Accounting Standards Board (“FASB”)  or other standard-setting bodies that are expected to have a material impact on the Plan’s net assets or changes in net assets.

3.  FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks.  Common stocks, including the TopBuild Stock Fund, are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds.  Mutual funds are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (“NAV”) and transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Collective Trust Funds.  Collective trust funds are valued based on NAV, which approximates fair value as of December 31, 2017 and 2016.  Such basis is determined by reference to the respective fund’s underlying assets, which are primarily marketable equity and fixed income securities.

Brokerage Accounts.  Participant directed investments could include common stocks, mutual funds, corporate or government bonds, or other investments that are valued on the basis of readily determinable market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used or transfers between levels during the years ended December 31, 2017 and 2016.

The following tables set forth by level, within the fair value hierarchy, the Plan’s invested assets at fair value and the Plan’s invested assets measured at NAV as of December 31, 2017 and 2016:

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Measured at NAV	Total
Mutual funds	$243,310,869	$—	$—	$—	$243,310,869
Brokerage accounts	4,074,532	—	—	—	4,074,532
Collective trust funds	—	—	—	2,173,749	2,173,749
TopBuild Stock Fund	2,193,069	—	—	—	2,193,069
Total invested assets at fair value	$249,578,470	$—	$—	$2,173,749	$251,752,219

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Measured at NAV	Total
Mutual funds	$205,703,011	$—	$—	$—	$205,703,011
Brokerage accounts	3,260,409	—	—	—	3,260,409
Collective trust funds	—	—	—	1,446,784	1,446,784
TopBuild Stock Fund	1,059,645	—	—	—	1,059,645
Total invested assets at fair value	$210,023,065	$—	$—	$1,446,784	$211,469,849

The following tables summarize investments measured at fair value based on NAV per share as of December 31, 2017 and 2016.  Were the Plan to initiate a full redemption of the collective trust funds, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
FIAM Small Capitalization Core Commingled Pool - Class G	$1,364,254	None	Daily	90 days
Managed Income Portfolio - Class 1	809,495	None	Daily	Participants: none Sponsor: 12 months
Total investments measured at NAV	$2,173,749

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
FIAM Small Capitalization Core Commingled Pool - Class G	$780,819	None	Daily	90 days
Managed Income Portfolio - Class 1	665,965	None	Daily	Participants: none Sponsor: 12 months
Total investments measured at NAV	$1,446,784

4. INCOME TAX STATUS

The Plan received a determination letter dated October 27, 2016, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

5. PLAN TERMINATION

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA.  At the date of any such termination, all participants would become fully vested in their accounts and the TopBuild Corp. 401(k) Oversight Committee would direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses which would be prorated among the participants’ accounts.

6. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and collective trust funds managed by Fidelity.  Fidelity is also the Trustee as defined by the Plan; therefore, transactions with these investments qualify as party-in-interest transactions.  There were no fees paid by the Plan for investment management services for the year ended December 31, 2017.  Notes receivable from participants are also considered party-in-interest transactions.

The Plan invests in TopBuild Corp. common stock.  As of December 31, 2017, the value of the TopBuild Corp. common stock fund held by the Plan was $2,193,069 (with common stock of $2,191,584 and cash and money market investments of $1,485).  As of December 31, 2016, the value of the TopBuild Corp. common stock fund held by the Plan was $1,059,645 (with common stock of $1,058,663 and cash and money market investments of $982).

7. SUBSEQUENT EVENTS

Effective April 1, 2018, TopBuild increased the 401(k) Company match and/or profit sharing contributions as allowed by the provisions of the Plan.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2017	2016
Net assets available for plan benefits per the financial statements	$258,744,218	$217,579,663
Less receivables:
Participant contributions	409,456	360,524
Employer contributions	169,891	163,724
Other receivables	—	5,666
Total receivables	579,347	529,914

Plus: excess contributions payable	332,253	460,900
Net assets available for plan benefits per Form 5500	$258,497,124	$217,510,649

TOPBUILD CORP. 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 47-3096382

PLAN: 001

DECEMBER 31, 2017

(a)	(b) Name of Issuer / Title of Issue	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	MUTUAL FUNDS
*	Fidelity Freedom® 2025 Fund	Lifecycle fund	**	$52,113,823
*	Fidelity Freedom® 2030 Fund	Lifecycle fund	**	39,713,288
*	Fidelity Freedom® 2035 Fund	Lifecycle fund	**	31,237,193
*	Fidelity Freedom® 2020 Fund	Lifecycle fund	**	29,993,162
*	Fidelity Freedom® 2040 Fund	Lifecycle fund	**	20,080,509
*	Fidelity Freedom® 2045 Fund	Lifecycle fund	**	15,358,365
*	Fidelity Freedom® 2015 Fund	Lifecycle fund	**	8,906,109
*	Fidelity Freedom® 2050 Fund	Lifecycle fund	**	7,494,646
*	Fidelity® 500 Index Fund - Institutional Class	Domestic equity fund	**	7,408,497
	Dodge & Cox Stock Fund	Domestic equity fund	**	5,148,062
*	Fidelity Freedom® 2055 Fund	Lifecycle fund	**	3,673,685
	Harbor Capital Appreciation Fund - Institutional Class	Domestic equity fund	**	3,381,840
*	Fidelity® Extended Market Index Fund - Premium Class	Domestic equity fund	**	3,367,813
	PIMCO Total Return Fund - Institutional Class	Bond fund	**	3,210,175
*	Fidelity Freedom® 2010 Fund	Lifecycle fund	**	2,491,338
*	Fidelity® Diversified International Fund - Class K	International fund	**	2,104,613
*	Fidelity Freedom® 2060 Fund	Lifecycle fund	**	2,075,132
*	Fidelity® Government Money Market Fund	Money market fund	**	1,840,808
*	Fidelity® Global ex U.S. Index Fund - Premium Class	International fund	**	1,774,601
*	Fidelity Freedom® Income Fund	Lifecycle fund	**	947,543
*	Fidelity® U.S. Bond Index Fund - Premium Class	Bond fund	**	810,999
*	Fidelity Freedom® 2005 Fund	Lifecycle fund	**	178,668
	Total mutual funds			243,310,869

	COLLECTIVE INVESTMENT FUNDS
*	FIAM Small Capitalization Core Commingled Pool - Class G	Collective trust fund	**	1,364,254
*	Managed Income Portfolio - Class 1	Collective trust fund	**	809,495
	Total collective investment funds			2,173,749

	BROKERAGE ACCOUNTS
	Brokerage account	BrokerageLink® accounts	**	4,074,532
	Total brokerage accounts			4,074,532

	COMPANY STOCK FUNDS
*	TopBuild Corp.	Company common stock fund	**	2,193,069
	Total company stock funds			2,193,069

	TOTAL INVESTMENTS AT FAIR VALUE			251,752,219
*	Notes receivable from participants	Loans collateralized by participant plan balances, maturities from 2018-2032, interest rates from 3.25% to 10.00%		6,744,905
	TOTAL			$258,497,124

(*) Indicates a party-in-interest

(**) Historical cost information not required for participant directed investments

EXHIBITS

Exhibit No.	Exhibit Title

23.1	Consent of Frazier & Deeter, LLC relating to the Plan's financial statements

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOPBUILD CORP.

	By:	/s/ John S. Peterson
	Name:	John S. Peterson
	Title:	Vice President and Chief Financial Officer

June 28, 2018